FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-38562

NEW FRONTIER HEALTH CORPORATION
(Translation of Registrant’s Name into English)

10 Jiuxianqiao Road,

Hengtong Business Park

B7 Building, 1/F

Chaoyang District, 100015

Beijing, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Frontier Health Corporation

By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

Date: January 7, 2022

Exhibit	Description of Exhibit

99.1	Press Release dated January 7, 2022 titled “New Frontier Health Corporation Announces Shareholders’ Approval of Merger Agreement and Warrantholders’ Approval of Warrant Amendment”.

99.2	Amendment No. 1 to Warrant Agreement, dated January 6, 2022, by and between New Frontier Health Corporation and Continental Stock Transfer & Trust Company.